February 20, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:	Stonebridge Funds Trust
Investment Company Act of 1940—Rule 17g-1(g)
Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the “Bond”) in favor of the Stonebridge Funds Trust (“Funds”), and resolutions relating to this Bond.

The term of the Bond is October 1, 2007 through October 1, 2008, and the premium for the Bond has been paid through October 1, 2008.

Please call me at (303) 623-2577 if you have any questions.

Very truly yours,

/s/ Benjamin Lowe
Benjamin Lowe
Secretary

enclosures

RESOLVED, that the form and amount of the Trust’s fidelity bond, as discussed at this meeting are approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust;

FURTHER RESOLVED, that the Assistant Treasurer and/or Secretary of the Trust is designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the form and amount of mutual fund Directors and Officers’ / Errors and Omissions policy, as discussed at this meeting are approved after consideration of all factors deemed relevant by the Board;

FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond and mutual fund Directors and Officers’ / Errors and Omissions policy by each Fund of the Trust on the basis of each such Fund’s relative net assets is approved; and

FURTHER RESOLVED, that the proper officers of the Trust are, and each of them is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

SelectOne SM Bond

TRAVELERS
SUITE 300
6060 S WILLOW DR
GREENWOOD VILLAGE, CO 80111

10/05/2007

MARSH AFFINITY GRP SVCS

Chris Buckman

1776 WEST LAKES PARKWAY

WEST DES MOINES, IA 50266

Binder

Bond Policy Number: 483PB0802                                       Prior Bond Number: 483PB0694

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

Insured:		Stonebridge Funds Trust
Denver, CO 80202

Company:		St. Paul Fire & Marine Insurance Company

Term:		10/01/2007 to 10/01/2008

Commission:		15.0%

Bond Premium Payable [Pre-Paid]:		$2,813

Bill Type:		Agency Bill
Payment Type:	Lump Sum / Full Pay	1 installments

Insuring Agreements

		Single Loss	Single Loss
		Limit of Liability	Deductible Amount
All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

☒	(A) Fidelity	$400,000	$5,000
☐ Data Processing Organizations
☐ Partners

☐	(B)Audit Expense

☒	(C)Premises	Same As Insuring Agreement A	Same As Insuring Agreement A

☒	(D)Transit	Same As Insuring Agreement A	Same As Insuring Agreement A

☒	(E) Forgery or Alteration	$400,000	$5,000

SelectOne SM Bond

Insuring Agreements

		Single Loss	Single Loss
		Limit of Liability	Deductible Amount
All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

☒	(F) Securities	$400,000	$5,000

☒	(G) Counterfeit Currency	Same As Insuring Agreement A	Same As Insuring Agreement A

☐	(H) Stop Payment

☐	(I)Uncollectible Items of Deposit

☐	Computer Systems

☐	Voice Initiated Transactions

☐	Telefacsimile

☐	Unauthorized Signature

☐	Registered Representatives

☐	Extortion — Threats to Persons and Property

Premium
Terrorism
☒	Terrorism	$0

Endorsements

Form#	Form Title

ICB001	Investment Company Blanket Bond Declarations Page
ICB005	Investment Company Blanket Bond Form

Proposal Subjectivities - For Investment Company Blanket Bond

☒	This binder is valid until 12:01 a.m. on 11/15/2007.
This binder shows the premiums for the general coverages described, but in no way changes or affects any terms, conditions or exclusions of policies as actually issued.

☒	NOTE: we received a form 14 application and need the ICBB application.

☒	Completion of the St. Paul Travelers Investment Company Blanket Bond Application (ICB003) with an original signature, dated on or before the effective date of coverage.

SelectOne SM Bond

Thank you for considering the St. Paul Travelers for your client’s specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Michael D Saccone	Telephone:	720/200-8275
Acct Exec Officer Bond/FPS	Facsimile:	720/200-8325
	E-mail Address:	MSACCONE@travelers.com